SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*

                            LANDMARK BANCSHARES, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    514928100
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                                 (CUSIP Number)

                                                 with a copy to:
Jeffrey S. Halis                                 George Mazin, Esq.
500 Park Avenue                                  Lowenstein Sandler PC
Fifth Floor                                      65 Livingston Avenue
New York, New York  10022                        Roseland, New Jersey  07068
(212) 378-0879                                   (973) 597-2500

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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 August 26, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


                               CUSIP NO. 514928100
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    1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
         (entities only):

         Jeffrey S. Halis
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    2)   Check the Appropriate Box if a Member of a Group (See Instructions):

             (a) ____      (b) ____

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    3)   SEC Use Only

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    4)   Source of Funds (See Instructions):WC

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    5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):
                                  Not Applicable
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    6)   Citizenship or Place of Organization:  United States

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     Number of                   7)   Sole Voting Power:              50,600*
                                 -----------------------------------------------
     Shares Beneficially         8)   Shared Voting Power:                0
                                 -----------------------------------------------
     Owned by
     Each Reporting              9)   Sole Dispositive Power:          50,600*
                                  ----------------------------------------------
     Person   With:             10)   Shared Dispositive Power:           0
                                 -----------------------------------------------

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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

            50,600*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions):
                                 Not Applicable

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  13)  Percent of Class Represented by Amount in Row (11):

                3.3%*
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  14)  Type of Reporting Person (See Instructions):  IA

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*35,500  shares  (2.29%) of Landmark  Bancshares,  Inc.  common  stock  ("Common
Stock") are owned by Tyndall Partners, L.P., a Delaware limited partnership. 11,300 shares (0.73%) of Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 3,800 shares (0.25%) of Common
Stock  are  owned  by  Madison  Avenue   Partners,   L.P.,  a  Delaware  limited
partnership. Pursuant to the Agreement of Limited Partnership of each of Tyndall
Partners,   L.P.,  Tyndall  Institutional  Partners,  L.P.  and  Madison  Avenue
Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., respectively. See Items 2 and 5 for additional details.

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $.10 per share (the "Shares"), of Landmark Bancshares, Inc. (the "Issuer"), whose principal executive offices are located at Central and Spruce, Dodge City, Kansas 67801.

Item 2.  Identity and Background

         The person filing this statement is Jeffrey S. Halis, whose business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of each of Tyndall Partners, L.P. ("Tyndall"), Tyndall Institutional Partners, L.P. ("Tyndall Institutional") and Madison Avenue Partners, L.P. ("Madison"), each of which are Delaware limited partnerships having their principal executive offices located at 500 Park Avenue, Fifth Floor, New York, New York 10022. Each of Tyndall, Tyndall Institutional, and Madison, are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         All funds used to purchase Shares on behalf of Tyndall come directly from the net assets of Tyndall. All funds used to purchase Shares on behalf of
Tyndall   Institutional   come
directly from the net assets of Tyndall Institutional. All funds used to purchase Shares on behalf of Madison come directly from the net assets of Madison.

Item 4.  Purpose of Transaction

         The acquisition of the Shares is solely for investment purposes on behalf of Tyndall, Tyndall Institutional, and Madison, respectively. Jeffrey Halis has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         As of August 26, 1998, Jeffrey Halis ceased to be the beneficial owner of more than 5% of the Shares. Based upon the information set forth in the Issuer's Quarterly Report on Form 10QSB for the period ending June 30, 1998, there were issued and outstanding 1,549,363 Shares. As of November 6, 1998, Tyndall owned 35,500 Shares, or 2.29% of those outstanding, Tyndall Institutional owned 11,300 Shares, or 0.73% of those outstanding and Madison owned 3,800 Shares, or 0.25% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all Shares of the Issuer owned by each of Tyndall, Tyndall Institutional and Madison. The following table details the transactions by each of Tyndall, Tyndall Institutional and Madison in the Issuer's Shares during the past sixty days (each of which were effected in ordinary brokers transactions): A. Tyndall Partners, L.P.

         Date                       Quantity                            Price

                                   (Purchases)

    August 12, 1998                    400                               $22.10
    August 13, 1998                   1000                               $22.10

                                    (Sales)

    August 26, 1998                 30,000                               $22.10
    September 24, 1998                 400                               $22.00
    September 24, 1998                 600                               $22.25
    September 25, 1998                 400                               $22.25
    September 25, 1998                 600                               $22.25
    September 28, 1998               4,100                               $22.25
    September 28, 1998               2,400                               $22.25
    September 28, 1998              22,100                               $22.25

                     B. Tyndall Institutional Partners, L.P.

         Date                       Quantity                              Price

                                   (Purchases)

                                      None

                                     (Sales)

    August 26, 1998                 11,600                               $22.10
    August 31, 1998                 11,600                               $20.50

                        C. Madison Avenue Partners, L.P.

         Date                        Quantity                             Price

                                   (Purchases)

                                      None

                                     (Sales)

    August 26, 1998                   3,400                               $22.10
    September 28, 1998                3,400                               $22.25


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Not Applicable

Item 7. Material to be filed as exhibits

                  Not Applicable

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                          November 10, 1998


                                         /s/  Jeffrey  S. Halis
                                              Jeffrey  S.  Halis,   as a general
                                              partner  of Halo Capital Partners,
                                              L.P.,  the general partner of each
                                              of Tyndall Partners, L.P., Tyndall
                                              Institutional Partners, L.P., and
                                              Madison Avenue Partners, L.P.





ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).